EXHIBIT 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	SIX MONTHS ENDED JUNE 30,
	2003	2004
Computation of Earnings:
Income (loss) from continuing operations before income taxes, minority interests and cumulative effect of change accounting principle	$(155,307)	$(132,414)
Add:
Fixed charges (as computed below)	144,524	132,062

	$(10,783)	$(352)

Computation of Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	$93,011	$108,117
Amortization of deferred financing costs and discounts on long-term debt	34,509	5,773
Interest component of operating lease expense	17,004	18,172

Fixed charges	144,524	132,062
Preferred stock dividends	34,452	19,028

Combined fixed charges and preferred stock dividends	$178,976	$151,090

Ratio of Earnings to Fixed Charges	—	—

Deficiency of Earnings to Cover Fixed Charges	$155,307	$132,414

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—

Deficiency of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends	$189,759	$151,442